Filed by Chester Valley Bancorp Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833

January 20, 2005


To our employees,

We have some exciting news to share! This afternoon, we announced that Chester Valley Bancorp Inc. is merging with Willow Grove Bancorp, Inc. The mechanics of the transaction will have Willow Grove Bancorp Inc. acquiring Chester Valley Bancorp Inc. by way of a merger. This dynamic partnership will create a whole new range of benefits for our customers, business partners, and employees.

Willow Grove Bancorp, with $975 million of assets, is headquartered in Maple Glen, Pa. Its 14 full-service branches are located throughout Bucks and Montgomery Counties, and Northeast Philadelphia. The bank has long been known for its close ties to the local communities where it operates. Its President and CEO, Fred Marcell, has been a fixture in the suburban Philadelphia business community for over 40 years.

The combination makes great strategic sense. It will position us as the 5th largest bank headquartered in Southeast Pennsylvania, with over $1.5 billion in assets. Together we will bring an extensive range of products and services to the expanded marketplace, including a 27-branch retail network, extensive commercial banking services with increased lending limits, private banking, investment management and trust, and brokerage operations. Opportunities to expand relationships with our respective customers, and to penetrate new markets, will be plentiful upon completion of the deal.

In addition, we have established a platform for continued growth. As our competitors continue to scale back services to customers in suburban Philadelphia, the need for a locally based community bank has never been greater. As such, we expect the increased scale of our combined organization to open new doors for us. And as you know, in 2004, we acquired two new branches from PNC Bank, as well as the assets of Firstrust's Exton office. As large mega-banks from outside the area struggle to compete in the communities we serve, we expect additional opportunities to acquire new branches and new customers from them. This transaction will allow us to broaden our reach, and continue branching out in Montgomery County.

To be frank, there are many as-yet unanswered questions. While our branches will operate under the First Financial name as a division of the combined bank for the near term, we are about to begin a branding campaign to select a geographically-neutral identity for the holding company. But one question that has been answered is the leadership of the new company.

I am honored to have been asked to lead the new company as its President and CEO. As part of a previously announced plan, Frederick A. Marcell Jr., Willow Grove Bank's President and CEO, will retire, continuing his support as a member of the Board of Directors. Once again, as when I joined Chester Valley in late 2000 as Ellen Ann Roberts' successor, I have big shoes to fill. I am confident, however, that with your ongoing help and support, we will rise to this new and exciting challenge together.

I look forward to working with you to expand on our successes, and to continue providing extraordinary service and local solutions to our customers. More information will follow in coming weeks about the structure of the leadership team, but at present, our plan is to include the top talent from both banks.

Speaking of top talent, I am delighted to announce that, as part of the merger, Colin Maropis will serve as the Regional President of the First Financial Bank Division of Willow Grove Bancorp, Inc. Colin is deeply respected by customers, colleagues, and community members alike. For 28 years, he has led the charge in lending for First Financial Bank. I am convinced that this next stage of his career will be his most successful yet. So please join me in congratulating Colin!

Another thing that remains constant: Our customers have come to expect the extraordinary from us, and we will continue to provide it. Our customers will continue to do business with you, the people they know. And we will bring more products, more resources, increased lending limits, and a broader branch network to the table. IN SHORT, THIS TRANSACTION IS A MAJOR WIN FOR FIRST FINANCIAL BANK, PHILADELPHIA CORPORATION FOR INVESTMENT SERVICES, AND OUR CUSTOMERS.

I am sure that you are wondering what this merger means to employees. As with any merger, there will be some redundancies between the companies. One benefit of a combination is a reduction in administrative expenses. At this time, each bank is starting to develop an integration plan. However, I want to assure you that we are working hard to minimize the impact of any consolidation initiatives. Both banks are implementing a hiring freeze immediately, in order to let normal employee attrition provide some cushion. And any affected employees will be provided with opportunities to apply for other open positions within the organization. Additionally, we will provide a safety net in the form of a severance program for displaced employees. We will be communicating frequently throughout the transaction to make sure all employees have the most current information.

As we work through this transition period, I ask that you remain focused on the day-to-day tasks of running our business. We need to execute on our current business plans, continue to drive revenue growth, watch expenses, serve our customers with our usual high-energy `can do' attitude, and drive our new business initiatives to completion. Stay focused on doing the right things, and good things will continue to happen.

In short, I am truly excited about this transaction, and I hope you are, too. This is a great growth opportunity for all of us, as we go forward as part of a larger organization that retains its local roots and community-focused heritage. Let's keep moving the ball forward, and make this our biggest success to date! We will be communicating frequently throughout the coming months as we move toward closing this transaction, but if you have any additional questions or concerns, please do not hesitate to discuss them with your supervisor.

Best regards,


/s/ Donna M. Coughey
---------------------------
Donna M. Coughey
President and CEO
Chester Valley Bancorp Inc.


FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Chester Valley Bancorp and Willow Grove Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.